EXHIBIT 99.2

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2022 AND 2021

(Unaudited)

YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

	For the three months ended June 30,		For the six months ended June 30,
(In millions of US Dollars except for shares and per share amounts) (Unaudited)	2022	2021	2022	2021
Revenue (Note 5)	$485.6	$437.4	$927.5	$859.5
Cost of sales excluding depletion, depreciation and amortization (Note 2)	(192.7)	(186.5)	(371.9)	(358.6)
Gross margin excluding depletion, depreciation and amortization (Note 2)	$292.9	$250.9	$555.6	$500.9
Depletion, depreciation and amortization	(110.8)	(108.6)	(219.6)	(209.1)
Temporary suspension costs (Note 2)	—	—	(5.7)	—
Mine operating earnings	$182.1	$142.3	$330.3	$291.8

Expenses
General and administrative	(23.4)	(17.0)	(46.5)	(35.3)
Exploration and evaluation	(11.5)	(7.8)	(16.6)	(13.9)
Share of earnings of associates	—	—	—	0.9
Other operating expenses, net (Note 6)	(16.6)	(2.3)	(32.4)	(14.7)
Operating earnings	$130.6	$115.2	$234.8	$228.8
Finance costs (Note 7)	(15.6)	(21.2)	(31.4)	(42.7)
Other income (costs), net (Note 8)	20.9	(6.7)	7.4	(7.5)
Earnings before taxes	$135.9	$87.3	$210.8	$178.6
Current income tax expense (Note 9)	(49.7)	(36.1)	(88.0)	(62.2)
Deferred income tax (expense) recovery (Note 9)	(16.8)	(145.3)	1.7	(158.2)
Income tax expense, net	$(66.5)	$(181.4)	$(86.3)	$(220.4)
Net earnings (loss)	$69.4	$(94.1)	$124.5	$(41.8)

Attributable to:
Yamana Gold Inc. equity holders	$72.1	$(43.9)	$129.8	$10.8
Non-controlling interests	(2.7)	(50.2)	(5.3)	(52.6)
Net earnings (loss)	$69.4	$(94.1)	$124.5	$(41.8)

Earnings (loss) per share attributable to Yamana Gold Inc. equity holders (Note 10)
Basic and diluted	$0.07	$(0.05)	$0.14	$0.01

Weighted average number of shares outstanding (in thousands) (Note 10)
Basic	961,060	965,595	960,520	963,843
Diluted	962,403	965,595	961,725	964,935
The accompanying notes are an integral part of the condensed consolidated interim financial statements.

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YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

	For the three months ended June 30,		For the six months ended June 30,
(In millions of US Dollars) (Unaudited)	2022	2021	2022	2021
Net earnings (loss)	$69.4	$(94.1)	$124.5	$(41.8)

Other comprehensive (loss) earnings, net of taxes
Items that may be reclassified subsequently to net earnings:
Cash-flow hedges
- Effective portion of changes in fair value of cash flow hedges	(45.3)	10.8	(17.2)	10.1
- Reclassification of (earnings) losses recorded in earnings	(1.6)	3.0	0.4	6.4
- Tax Impact on fair value of hedging instruments	17.3	(4.3)	9.8	(4.3)
- Time value of options contracts excluded from hedge relationship	(18.6)	2.6	(20.3)	(0.2)
	$(48.2)	$12.1	$(27.3)	$12.0
Items that will not be reclassified to net earnings:
Changes in the fair value of equity investments at FVOCI	(21.1)	5.1	(24.5)	(7.2)
Income tax relating to items that will not be reclassified subsequently to net earnings	—	(0.4)	—	1.1
Total other comprehensive (loss) earnings	$(69.3)	$16.8	$(51.8)	$5.9
Total comprehensive earnings (loss)	$0.1	$(77.3)	$72.7	$(35.9)

Attributable to:
Yamana Gold Inc. equity holders	$2.8	$(27.1)	$78.0	$16.7
Non-controlling interests	(2.7)	(50.2)	(5.3)	(52.6)
Total comprehensive earnings (loss)	$0.1	$(77.3)	$72.7	$(35.9)
The accompanying notes are an integral part of the condensed consolidated interim financial statements.
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YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	For the three months ended June 30,		For the six months ended June 30,
(In millions of US Dollars) (Unaudited)	2022	2021	2022	2021
Operating activities
Earnings before taxes	$135.9	$87.3	$210.8	$178.6
Adjustments to reconcile earnings before taxes to net operating cash flows:
Depletion, depreciation and amortization	110.8	108.6	219.6	209.1
Share-based payments	3.5	1.2	10.8	(2.0)
Other (income) costs, net	(12.6)	9.8	8.9	10.6
Finance costs (Note 7)	15.6	21.2	31.4	42.7
Mark-to-market on financial instruments	0.4	(0.3)	0.4	(0.9)
Share of earnings of associates	—	—	—	(0.9)
Amortization of deferred revenue	(4.3)	(4.5)	(6.2)	(12.1)
Gain on discontinuation of the equity method (Note 6)	—	(9.2)	—	(10.2)
Other non-cash expenses, net (Note 11)	8.9	9.3	17.3	13.1
Environmental rehabilitation obligations paid	(3.4)	(2.3)	(7.6)	(4.4)
Cash flows from operating activities before income taxes paid and net change in working capital	$254.8	$221.1	$485.4	$423.6
Income taxes paid	(58.9)	(53.3)	(92.4)	(72.5)
Cash flows from operating activities before net change in working capital	$195.9	$167.8	$393.0	$351.1
Net change in working capital (Note 11)	(8.1)	(14.3)	(53.7)	(37.5)
Cash flows from operating activities	$187.8	$153.5	$339.3	$313.6
Investing activities
Acquisition of property, plant and equipment	$(121.9)	$(93.5)	$(216.1)	$(173.4)
Acquisition of Monarch Gold, net of cash acquired	—	—	—	(44.8)
Cash used on acquisition of investments and other assets	(3.1)	(18.7)	(10.9)	(18.7)
Proceeds on disposal of investments and other assets	10.1	29.1	10.4	59.1
Cash (used in) from other investing activities	(2.0)	2.0	(21.0)	(7.3)
Cash flows used in investing activities	$(116.9)	$(81.1)	$(237.6)	$(185.1)
Financing activities
Dividends paid	$(28.7)	$(25.2)	$(57.4)	$(50.0)
Interest paid	(8.4)	(21.8)	(17.0)	(26.9)
Payment of lease liabilities	(5.6)	(4.3)	(11.1)	(7.8)
Cash contributions from non-controlling interests	3.5	4.7	8.6	10.9
Cash used in other financing activities	(1.2)	(2.2)	(2.8)	(3.9)
Cash flows used in financing activities	$(40.4)	$(48.8)	$(79.7)	$(77.7)
Effect of foreign exchange of non-US Dollar denominated cash and cash equivalents	(1.8)	0.3	(1.9)	—
Increase in cash and cash equivalents	$28.7	$23.9	$20.1	$50.8
Cash and cash equivalents, beginning of period	$516.4	$678.1	$525.0	$651.2
Cash and cash equivalents, end of period	$545.1	$702.0	$545.1	$702.0
Supplementary Cash Flow Information (Note 11).
The accompanying notes are an integral part of the condensed consolidated interim financial statements.
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YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS
AS AT,

(In millions of US Dollars) (Unaudited)	June 30, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents (Note 11)	$545.1	$525.0
Trade and other receivables	5.0	3.0
Inventories (Note 13)	198.2	167.2
Other financial assets	15.9	27.0
Other assets	119.0	113.3
	$883.2	$835.5
Non-current assets:
Property, plant and equipment	$6,770.6	$6,775.2
Goodwill and other intangible assets	389.4	391.8
Deferred tax assets	94.2	96.2
Other financial assets	64.6	81.0
Other assets	200.7	203.0
Total assets	$8,402.7	$8,382.7

Liabilities
Current liabilities:
Trade and other payables	$260.3	$274.7
Income taxes payable	42.3	37.4
Other financial liabilities	89.8	76.0
Other provisions and liabilities	50.3	57.7
	$442.7	$445.8
Non-current liabilities:
Long-term debt (Note 14)	$773.5	$772.8
Environmental rehabilitation provision	328.4	352.9
Deferred tax liabilities	1,350.6	1,364.2
Other financial liabilities	163.8	121.9
Other provisions and liabilities	113.3	121.9
Total liabilities	$3,172.3	$3,179.5

Equity
Share capital (Note 15)	$7,694.7	$7,689.9
Contributed surplus	23.4	24.9
Accumulated other comprehensive (loss) income	(74.1)	(22.4)
Deficit	(3,224.3)	(3,296.5)
Attributable to Yamana Gold Inc. equity holders	$4,419.7	$4,395.9
Non-controlling interests	810.7	807.3
Total equity	$5,230.4	$5,203.2
Total liabilities and equity	$8,402.7	$8,382.7
Commitments and Contingencies (Note 18)
The accompanying notes are an integral part of the condensed consolidated interim financial statements

Approved by the Board

“Peter Marrone”	“Richard Graff”
PETER MARRONE	RICHARD GRAFF
Director	Director

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YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(In millions of US Dollars) (Unaudited)	Share capital	Contributed surplus	Accumulated other comprehensive (loss) income	Deficit	Attributable to Yamana Gold Inc. equity holders	Non- controlling interests	Total equity
As at January 1, 2021	$7,648.9	$22.7	$(6.5)	$(3,318.8)	$4,346.3	$826.0	$5,172.3
Total comprehensive loss
Net earnings (loss)	—	—	—	10.8	10.8	(52.6)	(41.8)
Other comprehensive earnings	—	—	5.9	—	5.9	—	5.9
	$—	$—	$5.9	$10.8	$16.7	$(52.6)	$(35.9)
Transactions with owners
Issued on acquisition of Monarch Gold	61.2	—	—	—	61.2	—	61.2
Issued on acquisition of exploration properties	3.1	—	—	—	3.1	—	3.1
Issued on vesting of restricted share units	4.3	(4.3)	—	—	—	—	—
Vesting restricted share units	—	2.4	—	—	2.4	—	2.4
Issued on exercise of warrants	0.1	—	—	—	0.1	—	0.1
Cash contributions from non-controlling interests in MARA	—	—	—	—	—	10.9	10.9
Share cancellations and other adjustments	—	(0.5)	—	—	(0.5)	—	(0.5)
Dividend reinvestment plan	0.3	—	—	—	0.3	—	0.3
Dividends (Note 15)	—	—	—	(50.9)	(50.9)	—	(50.9)
As at June 30, 2021	$7,717.9	$20.3	$(0.5)	$(3,359.0)	$4,378.7	$784.2	$5,162.9
As at January 1, 2022	$7,689.9	$24.9	$(22.4)	$(3,296.5)	$4,395.9	$807.3	$5,203.2
Total comprehensive earnings
Net earnings	—	—	—	129.8	129.8	(5.3)	124.5
Other comprehensive loss	—	—	(51.8)	—	(51.8)	—	(51.8)
	$—	$—	$(51.8)	$129.8	$78.0	$(5.3)	$72.7
Transactions with owners
Issued on vesting of restricted share units (Note 15)	4.4	(4.4)	—	—	—	—	—
Vesting restricted share units	—	2.8	—	—	2.8	—	2.8
Issued on exercise of warrants	0.2	—	—	—	0.2	—	0.2
Cash contributions from non-controlling interests in MARA	—	—	—	—	—	8.6	8.6
Vesting of Mineros option on La Pepa	—	0.3	—	—	0.3	—	0.3
Dividend reinvestment plan (Note 15)	0.2	—	—	—	0.2	—	0.2
Dividends (Note 15)	—	—	—	(57.7)	(57.7)	—	(57.7)
As at June 30, 2022	$7,694.7	$23.4	$(74.1)	$(3,224.3)	$4,419.7	$810.7	$5,230.4
The accompanying notes are an integral part of the condensed consolidated interim financial statements.
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YAMANA GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Three and Six Months Ended June 30, 2022
(Tabular amounts in millions of US Dollars, unless otherwise noted)

1.    DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Yamana Gold Inc. is the ultimate parent company of its consolidated group ("Yamana" or "the Company”). The Company, incorporated and domiciled in Canada, is a precious metals producer with significant gold and silver production, development stage properties, and exploration properties and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

The Company’s registered office is Royal Bank Plaza, North Tower, Suite 2200 - 200 Bay Street, Toronto, Ontario, M5J 2J3. The Company is listed on the Toronto Stock Exchange (Symbol: YRI), the New York Stock Exchange (Symbol: AUY) and the London Stock Exchange (Symbol: AUY).

The Company's principal producing mining properties are comprised of the Canadian Malartic mine in Canada (50% interest); the Jacobina mine in Brazil; the El Peñón and Minera Florida mines in Chile; and the Cerro Moro mine in Argentina. The Company's significant projects include the MARA project in Argentina (56.25% interest), and the Wasamac project in Canada.

These condensed consolidated interim financial statements were authorized for issuance by the Board of Directors of the Company on July 28, 2022.

2.    BASIS OF PREPARATION AND PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in the Company’s annual consolidated financial statements prepared in accordance with International Financial Reporting Standards have been condensed or omitted. These condensed consolidated interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2021, which include information necessary or useful to understanding the Company’s business and financial statement presentation.

The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2021, except for the adoption of new amendments to IFRS standards as set out in Note 3 below.

In preparing these condensed consolidated interim financial statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses. Actual results may differ from these estimates. The critical judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2021.

Change in accounting policy regarding presentation of COVID-19 related costs

Commencing in 2020, the Company presented all costs incurred as a result of the COVID-19 pandemic in the "Temporary suspension, standby and other incremental COVID-19 costs" line in the statement of operations. At the time, it was considered that this presentation provided useful information about the direct impact of the then recently emerged COVID-19 pandemic on the Company's costs. During the first quarter of 2022, the Company considered that such costs are now more appropriately included in "Cost of sales excluding depletion, depreciation and amortization", and the Company's accounting policy regarding the presentation of such costs was changed. Further, as required by paragraph 41 of IAS 1, comparatives have been reclassified to conform to the change in presentation adopted in the current period, with the $12.7 million and $20.9 million of COVID-19 related costs incurred in the three and six months ended June 30, 2021, respectively, reclassified from "Temporary suspension, standby and other incremental COVID-19 costs" to "Cost of sales excluding depletion, depreciation and amortization" and included in the calculation of "Gross Margin excluding depletion, depreciation and amortization". The "Temporary suspension, standby and other incremental COVID-19 costs" financial statement line item has been renamed "Temporary suspension costs" to reflect the fact that COVID-19 related costs are no longer included in this cost account. Temporary Suspension Costs incurred in the six months to June 30, 2022 of $5.7 million relate to the previously disclosed labour action at Minera Florida that carried into January 2022, which has now been resolved, and resulted in a new long-term collective bargaining agreement.

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3.    RECENT ACCOUNTING PRONOUNCEMENTS

Adoption of Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)

The Company adopted Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16) on January 1, 2022. These amendments clarify the accounting for the net proceeds from selling any items produced while bringing an item of property, plant and equipment to the location and condition necessary for it to be capable of operating in the manner intended by management. The amendments prohibit entities from deducting amounts received from selling items produced from the cost of property, plant and equipment while the Company is preparing the asset for its intended use. Instead, sales proceeds and the cost of producing these items will be recognized in the consolidated statement of operations. The amendments did not have any impact on the Company's consolidated financial statements upon adoption; however, they will impact the future accounting for the Company's two current development projects - Wasamac and the Odyssey underground project at Canadian Malartic.

Other Narrow Scope Amendments to IFRSs and IFRS Interpretations

The Company adopted various amendments to IFRSs, which were effective for accounting periods beginning on or after January 1, 2022. The impact of adoption was not significant to the Company's consolidated financial statements.

New and Revised IFRSs, Narrow Scope Amendments to IFRSs and IFRS Interpretations not yet Effective

Certain pronouncements have been issued by the IASB that are mandatory for accounting periods after December 31, 2022. Management is still evaluating and does not expect any such pronouncements to have a significant impact on the Company's consolidated financial statements upon adoption.

4.    SEGMENT INFORMATION

The Company bases its operating segments on the way information is reported and used by the Company's chief operating decision maker ("CODM"), being the Company's Senior Executive Group. The results of operating segments are reviewed by the CODM in order to make decisions about resources to be allocated to the segments and to assess their performance.

The Company considers each of its individual operating mine sites as reportable segments for financial reporting purposes. Further, the results of operating mines that the Company does not intend to manage in the long-term, and for which a disposal plan has been initiated, are reviewed as one segment. In addition to these reportable segments, the Company aggregates and discloses the financial results of other operating segments with similar economic characteristics as reviewed by the CODM, including exploration properties and corporate entities, under "Corporate and Other".

Significant information relating to the Company's reportable segments is summarized in the tables below:

For the three months ended June 30, 2022	Canadian Malartic	Jacobina	Cerro Moro	El Peñón	Minera Florida	Corporate and other	Total
Revenue	$165.7	$92.7	$91.0	$103.2	$33.0	$—	$485.6
Cost of sales excluding DDA(i)	(64.9)	(27.5)	(41.8)	(40.1)	(18.4)	—	(192.7)
Gross margin excluding DDA	$100.8	$65.2	$49.2	$63.1	$14.6	$—	$292.9
DDA	(41.9)	(14.6)	(19.8)	(20.1)	(11.9)	(2.5)	(110.8)
Segment income (loss)	$58.9	$50.6	$29.4	$43.0	$2.7	$(2.5)	$182.1
Other expenses(iii)							(46.2)
Earnings before taxes							$135.9
Income tax expense							(66.5)
Net earnings							$69.4
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For the three months ended June 30, 2021	Canadian Malartic	Jacobina	Cerro Moro	El Peñón	Minera Florida	Corporate and other	Total
Revenue	$170.3	$87.0	$48.8	$91.3	$40.0	$—	$437.4
Cost of sales excluding DDA(i) (iv)	(60.5)	(32.0)	(36.6)	(38.4)	(19.1)	—	(186.6)
Gross margin excluding DDA(iv)	$109.8	$55.0	$12.2	$52.9	$20.9	$—	$250.8
DDA	(47.8)	(12.9)	(12.8)	(20.9)	(11.8)	(2.4)	(108.6)
Segment income (loss)	$62.0	$42.1	$(0.6)	$32.0	$9.1	$(2.4)	$142.2
Other expenses(iii)							(55.0)
Earnings before taxes							$87.2
Income tax expense							(181.4)
Net loss							$(94.2)

For the six months ended June 30, 2022	Canadian Malartic	Jacobina	Cerro Moro	El Peñón	Minera Florida	Corporate and other	Total
Revenue	$312.3	$180.4	$175.8	$198.1	$60.9	$—	$927.5
Cost of sales excluding DDA(i)	(126.6)	(53.5)	(82.6)	(77.5)	(31.7)	—	(371.9)
Gross margin excluding DDA	$185.7	$126.9	$93.2	$120.6	$29.2	$—	$555.6
DDA	(83.8)	(28.7)	(40.4)	(38.9)	(22.9)	(4.9)	(219.6)
Temporary suspension costs(ii)	—	—	—	—	(5.7)	—	(5.7)
Segment income (loss)	$101.9	$98.2	$52.8	$81.7	$0.6	$(4.9)	$330.3
Other expenses(iii)							(119.5)
Earnings before taxes							$210.8
Income tax expense							(86.3)
Net earnings							$124.5

For the six months ended June 30, 2021	Canadian Malartic	Jacobina	Cerro Moro	El Peñón	Minera Florida	Corporate and other	Total
Revenue	$329.0	$163.8	$112.8	$173.2	$80.7	$—	$859.5
Cost of sales excluding DDA(i) (iv)	(113.5)	(59.9)	(68.8)	(75.9)	(40.5)	—	(358.6)
Gross margin excluding DDA(iv)	$215.5	$103.9	$44.0	$97.3	$40.2	$—	$500.9
DDA	(89.6)	(24.5)	(26.1)	(40.9)	(23.2)	(4.8)	(209.1)
Segment income (loss)	$125.9	$79.4	$17.9	$56.4	$17.0	$(4.8)	$291.8
Other expenses(iii)							(113.2)
Earnings before taxes							$178.6
Income tax expense							(220.4)
Net loss							$(41.8)
(i)Depletion, depreciation and amortization ("DDA").
(ii)Temporary suspension costs relate to the labour action at Minera Florida that carried into January 2022, which has now been resolved.
(iii)Other expenses are comprised of general and administrative expenses, exploration and evaluation expenses, share of earnings of associates, other operating expenses, net, finance costs and other income (costs), net as per the condensed consolidated interim statement of operations.
(iv)Comparatives with respect to COVID-19 costs have been reclassified to conform to the change in presentation adopted in the current period. For the three months ended June 30, 2021, COVID-19 costs of $0.8 million for Canadian Malartic, $0.5 million for Jacobina, $8.5 million for Cerro Moro, $1.3 million for El Peñón, and $1.6 million for Minera Florida are now included in Cost of Sales excluding DDA and included in the calculation of Gross Margin excluding DDA. For the six months ended June 30, 2021, COVID-19 costs of $1.4 million for Canadian Malartic, $0.8 million for Jacobina, $13.3 million for Cerro Moro, $2.7 million for El Peñón, and $2.7 million for Minera Florida are now included in Cost of Sales excluding DDA and included in the calculation of Gross Margin excluding DDA. Refer to Note 2 for further discussion.

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	Canadian Malartic	Jacobina	Cerro Moro	El Peñón	Minera Florida	Corporate and other(i)	Total
Property, plant and equipment at June 30, 2022	$998.6	$928.9	$405.1	$1,077.8	$287.9	$3,072.3	$6,770.6
Total assets at June 30, 2022	$1,612.2	$984.5	$486.3	$1,135.9	$331.4	$3,852.4	$8,402.7
Total liabilities at June 30, 2022	$443.5	$273.4	$95.0	$369.9	$90.6	$1,899.9	$3,172.3
Capital expenditures for the three months ended June 30, 2022	$48.2	$16.7	$12.7	$14.7	$11.1	$18.5	$121.9
Capital expenditures for the six months ended June 30, 2022	$83.5	$28.6	$23.1	$28.3	$19.1	$33.5	$216.1

	Canadian Malartic	Jacobina	Cerro Moro	El Peñón	Minera Florida	Corporate and other(i)	Total
Property, plant and equipment at December 31, 2021	$1,013.9	$926.2	$419.2	$1,081.2	$295.3	$3,039.4	$6,775.2
Total assets at December 31, 2021	$1,613.5	$973.4	$507.9	$1,139.4	$327.8	$3,820.7	$8,382.7
Total liabilities at December 31, 2021	$466.4	$287.5	$87.0	$384.0	$96.6	$1,858.0	$3,179.5
Capital expenditures for the three months ended June 30, 2021	$33.5	$10.8	$10.5	$15.6	$12.2	$10.9	$93.5
Capital expenditures for the six months ended June 30, 2021	$61.4	$19.0	$19.1	$31.0	$22.2	$20.7	$173.4
(i)"Corporate and other" includes advanced stage development projects, exploration properties, corporate entities, and the MARA Project with property, plant and equipment of $1,901.1 million, total assets of $2,145.1 million and total liabilities of $552.3 million (December 31, 2021: $1,883.4 million, $2,134.7 million, and $549.3 million, respectively).

5.     REVENUE

The following table disaggregates revenue by metal:

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
Gold	$434.5	$392.5	$823.8	$757.5
Silver	51.1	44.9	103.7	102.0
Total revenue	$485.6	$437.4	$927.5	$859.5

6.    OTHER OPERATING EXPENSES, NET

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
Changes in provisions(i)	$1.8	$1.5	$4.8	$5.7
Write-down of tax recoverables and other assets	2.1	1.1	2.4	0.9
Gain on discontinuation of the equity method(ii)	—	(9.2)	—	(10.2)
Care and maintenance costs(iii)	6.4	5.6	14.1	12.5
(Gain) loss on sale of other assets	(0.4)	1.1	(0.6)	1.2
Mark-to-market (gain) loss on deferred share compensation	(0.9)	(0.1)	0.4	(0.8)
Net mark-to-market loss (gain) on financial assets and financial liabilities	0.4	(0.3)	0.4	(0.9)
Other expenses(iv)	7.2	2.6	10.9	6.3
Other operating expenses, net	$16.6	$2.3	$32.4	$14.7
(i)Amount represents the recording (reversal) of certain existing provisions based on management's best estimate of the likely outcome.
(ii)During the second quarter of 2021, Yamana concluded that it ceased to have significant influence over its investee, Nomad Royalty Company ("Nomad"), due to no longer having representation on Nomad's board of directors, and therefore, discontinued accounting for the investment using the equity method. Yamana recorded a gain on discontinuation of the equity method of $9.2 million, calculated as the difference between the fair value and the carrying value of the investment at the date significant influence was lost.
(iii)Amount relates to care and maintenance expenditures incurred on the Alumbrera facilities component of the MARA project, of which 43.75% are attributable to the non-controlling interests. Yamana has consolidated Alumbrera since the completion of the Agua Rica Alumbrera Integration Transaction on December 17, 2020.
(iv)Other expenses is comprised primarily of contributions to social and infrastructure development causes in jurisdictions where the Company is active, and business and professional transaction costs. Transaction costs of approximately $4.0 million incurred in relation to the proposed Gold Fields transaction are included in other expenses for the three and six months ended June 30, 2022. Refer to Note 19 for further details on the proposed transaction.
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7.    FINANCE COSTS

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
Unwinding of discounts on provisions	$4.9	$3.6	$9.7	$6.8
Interest expense on long-term debt	5.7	11.9	11.6	24.0
Interest expense on lease liabilities	1.8	1.6	3.6	2.9
Amortization of deferred financing fees, bank fees, financing fees and other finance costs	3.2	4.1	6.5	9.0
Finance costs	$15.6	$21.2	$31.4	$42.7
.

8.    OTHER (INCOME) COSTS, NET

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
Finance income	$(0.9)	$(0.9)	$(1.5)	$(1.3)
Net foreign exchange (gain) loss	(20.0)	7.6	(5.9)	8.8
Other (income) costs, net	$(20.9)	$6.7	$(7.4)	$7.5

9.    INCOME TAXES

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
Income tax expense (recovery) is represented by:
Current income tax expense	$49.7	$36.1	$88.0	$62.2
Deferred income tax expense (recovery)	16.8	145.3	(1.7)	158.2
Net income tax expense	$66.5	$181.4	$86.3	$220.4

Income tax expense is recognized based on management's best estimate of the average annual income tax rate expected for the full financial year multiplied by the pre-tax income of the interim reporting period. The income tax rate for the three and six months ended June 30, 2022 was 49.0% and 40.9%, respectively (2021: 207.8% and 123.5%, respectively).

On June 16, 2021, the Argentine government enacted a law to increase the tax rate from 25% to 35% retroactive to January 1, 2021. As a result, the deferred tax expense in the comparative periods includes $146.9 million relating to this change, of which, $106.4 million relates to the MARA project with $46.5 million of this attributable to non-controlling interests in the MARA project.

10.    EARNINGS (LOSS) PER SHARE

Earnings (loss) per share for the three and six months ended June 30, 2022 and 2021 was calculated based on the following:

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
Attributable to Yamana Gold Inc. equity holders
Net earnings (loss)	$72.1	$(43.9)	$129.8	$10.8

Earnings (loss) per share is based on the weighted average number of common shares of the Company outstanding during the period.

The diluted earnings per share reflects the potential dilution of common share equivalents, such as restricted share units and outstanding share options, in the weighted average number of common shares outstanding during the period, if dilutive.

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The weighted average number of shares used in the calculation of earnings (loss) per share for the three and six months ended June 30, 2022 and 2021 was based on the following:

	For the three months ended June 30,		For the six months ended June 30,
(in thousands of units)	2022	2021	2022	2021
Weighted average number of common shares - basic	961,060	965,595	960,520	963,843
Weighted average number of dilutive share options	—	—	—	30
Weighted average number of dilutive restricted share units	1,343	—	1,205	1,063
Weighted average number of common shares - diluted	962,403	965,595	961,725	964,935

The following securities could potentially dilute basic earnings per share in the future, but were not included in the computation of diluted earnings (loss) per share because they were anti-dilutive:

	For the three months ended June 30,		For the six months ended June 30,
(in thousands of units)	2022	2021	2022	2021
Share options	—	256	—	226
Restricted share units	1,086	2,191	1,224	1,129
Total potential dilutive securities	1,086	2,447	1,224	1,355

11.    SUPPLEMENTARY CASH FLOW INFORMATION

Net Change in Working Capital

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
Net (increase) decrease in:
Trade and other receivables	$(0.2)	$2.8	$(1.3)	$4.1
Inventories	(6.0)	(4.0)	(22.9)	(0.4)
Other assets	(8.3)	4.3	(15.4)	4.1
Net increase (decrease) in:
Trade and other payables	16.3	(7.6)	(7.0)	(28.5)
Other liabilities	(3.4)	(2.2)	7.7	(8.1)
Movement in above related to foreign exchange	(6.5)	(7.6)	(14.8)	(8.7)
Net change in working capital(i)	$(8.1)	$(14.3)	$(53.7)	$(37.5)
(i)Change in working capital is net of items related to Property, Plant and Equipment.

Cash and Cash Equivalents

As at,	June 30, 2022	December 31, 2021
Cash at bank	$544.6	$523.8
Bank short-term deposits	0.5	1.2
Total cash and cash equivalents(i)(ii)	$545.1	$525.0
(i)Cash and cash equivalents consist of cash on hand, cash on deposit with banks, bank term deposits and highly liquid short-term investments with terms of less than 90 days from the date of acquisition.
(ii)The cash and cash equivalents disclosed above include $213.8 million (December 31, 2021: $217.3 million) held by the MARA Project. These cash deposits are to be used specifically by the MARA Project and are therefore, not available for general use by the other entities within the consolidated Company.

Other Non-Cash Expenses, net

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
Loss on disposal and write-down of assets	$2.8	$2.5	$3.3	$2.9
Amortization of union negotiation bonuses	3.3	2.8	6.8	5.6
Provision on indirect taxes	(0.6)	0.6	(0.3)	0.2
Other expenses	3.4	3.4	7.5	4.4
Total other non-cash expenses, net	$8.9	$9.3	$17.3	$13.1

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12.    FINANCIAL INSTRUMENTS

(a)    Financial Assets and Financial Liabilities by Categories

As at June 30, 2022	Amortized cost	FVOCI - equity instruments	Mandatorily at FVTPL - others	FV - Hedging instruments	Total
Financial assets
Cash and cash equivalents	$—	$—	$545.1	$—	$545.1
Trade and other receivables	5.0	—	—	—	5.0
Investments in equity securities(i)	—	58.2	—	—	58.2
Warrants	—	—	0.5	—	0.5
Derivative assets - Hedging instruments	—	—	—	0.5	0.5
Derivative assets - Non-hedge	—	—	0.2	—	0.2
Other financial assets	21.1	—	—	—	21.1
Total financial assets	$26.1	$58.2	$545.8	$0.5	$630.6

Financial liabilities
Total debt	$773.5	$—	$—	$—	$773.5
Trade and other payables	260.3	—	—	—	260.3
Derivative liabilities - Hedging instruments	—	—	—	53.9	53.9
Derivative liabilities - Non-hedge	—	—	8.5	—	8.5
Other financial liabilities	191.2	—	—	—	191.2
Total financial liabilities	$1,225.0	$—	$8.5	$53.9	$1,287.4

As at December 31, 2021	Amortized cost	FVOCI - equity instruments	Mandatorily at FVTPL - others	FV- Hedging instruments	Total
Financial assets
Cash and cash equivalents	$—	$—	$525.0	$—	$525.0
Trade and other receivables	3.0	—	—	—	3.0
Convertible loan receivable(ii)	—	—	10.0	—	10.0
Investments in equity securities(i)	—	74.1	—	—	74.1
Warrants	—	—	1.4	—	1.4
Other financial assets	22.5	—	—	—	22.5
Total financial assets	$25.5	$74.1	$536.4	$—	$636.0

Financial liabilities
Total debt	$772.8	$—	$—	$—	$772.8
Trade and other payables	274.7	—	—	—	274.7
Derivative liabilities - Hedging instruments	—	—	—	14.5	14.5
Derivative liabilities - Non-hedge	—	—	11.0	—	11.0
Other financial liabilities	172.4	—	—	—	172.4
Total financial liabilities	$1,219.9	$—	$11.0	$14.5	$1,245.4
(i)Investments in publicly quoted equity securities that are neither subsidiaries nor associates are categorized as FVOCI pursuant to the irrevocable election available in IFRS 9 for these instruments. The Company’s portfolio of equity securities is primarily focused on the mining sector. These are strategic investments and the Company considers this classification to be more relevant.
(ii)On May 27, 2020, the Company completed the sale of its Royalty Portfolio to Nomad Royalty Company Ltd. ("Nomad") and received $64.2 million in consideration, including $10.0 million in cash, $10.8 million being the fair value of the $10.0 million deferred cash payment (convertible loan receivable) and $43.4 million in Nomad common shares. The deferred cash payment was measured at fair value due to the convertible nature of the financial instrument. Pursuant to the terms in the Deferred Payment Agreement, Yamana received interest on the deferred cash payment of 3% calculated and payable on a quarterly basis, and the deferred cash payment was convertible at any time, in whole or in part, by Yamana into shares of Nomad at C$0.90 per share. Yamana received the deferred cash payment in full in May 2022.

(b)    Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts its valuation models to incorporate a measure of credit risk.

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i)    Fair Value Measurements of Financial Assets and Financial Liabilities Measured at Fair Value

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments that are measured at fair value:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
Level 2:    Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3:    Unobservable inputs for the asset or liability.

The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the consolidated balance sheets at fair value on a recurring basis were categorized as follows:

	June 30, 2022			December 31, 2021
	Level 1 input	Level 2 input	Aggregate fair value	Level 1 input	Level 2 input	Aggregate fair value
Assets
Cash and cash equivalents	$545.1	$—	$545.1	$525.0	$—	$525.0
Convertible loan receivable	—	—	—	—	10.0	10.0
Investments in equity securities	58.2	—	58.2	74.1	—	74.1
Warrants	—	0.5	0.5	—	1.4	1.4
Derivative related assets	—	0.7	0.7	—	—	—
	$603.3	$1.2	$604.5	$599.1	$11.4	$610.5
Liabilities
Derivative related liabilities	$—	$62.4	$62.4	$—	$25.5	$25.5
	$—	$62.4	$62.4	$—	$25.5	$25.5

At June 30, 2022, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis.

At June 30, 2022 and December 31, 2021, there were no financial assets or liabilities measured and recognized on the consolidated balance sheets at fair value that would be categorized as Level 3 in the fair value hierarchy.

There were no transfers between any levels of the fair value hierarchy during the three and six months ended June 30, 2022.

ii)    Valuation Methodologies Used in the Measurement of Fair Value for Level 2 Financial Assets and Financial Liabilities

Warrants and Convertible loan receivable
The fair value of warrants, and the convertible loan receivable are determined using a Black-Scholes model based on relevant assumptions including risk free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions.

Derivative assets and liabilities
The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The Company continues to monitor the potential impact of the recent instability of the financial markets, and will adjust its derivative contracts for credit risk based upon the credit default swap spread for each of the counterparties as warranted.

iii)    Carrying Value versus Fair Value

Set out below is a comparison by class of the carrying amounts and fair value of the Company's financial instruments, other than those whose carrying amounts are a reasonable approximation of fair value:

		June 30, 2022		December 31, 2021
	Financial instrument classification	Carrying amount	Fair value(i)	Carrying amount	Fair value(i)
Debt
Senior notes	Amortized cost	$776.3	$679.3	$775.9	$797.5
(i)The Company's senior notes are accounted for at amortized cost, using the effective interest method. The fair value required to be disclosed is determined using quoted prices (unadjusted) in active markets.

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Management assessed that the fair values of trade and other receivables, trade and other payables, and other financial assets and liabilities approximate their carrying amounts, largely due to the short-term maturities of these instruments. Derivative assets and liabilities are already carried at fair value.

(c)    Derivative Instruments ("Derivatives")

Summary of derivatives at June 30, 2022

				Notional Amount
	Price		Remaining term	Cash flow hedge	Non-hedge	Fair value (USD)
Currency contracts
Option contracts	Min. call strike price (per USD)	Max. put strike price (per USD)
BRL option contracts (millions)(i)	R$5.25	R$5.93	July 2022 - December 2024	R$528.0	—	$(3.5)
CLP option contracts (billions)(ii)	CLP$750.00	CLP$889.00	July 2022 - December 2024	CLP$146.3	—	$(18.3)
Forward contracts	FX/USD forward rates (range)
BRL forward contracts (millions)(ii)(iv)	R$5.38 - R$5.53		July 2022 - December 2024	R$732.0	—	$(6.7)
CLP forward contracts (billions)(iii)(v)	CLP$798.69 - CLP$869.00		July 2022 - December 2024	CLP$162.5	—	$(24.8)
Other	Per share value (C$)
DSU contracts (millions of DSUs)(vi)	$7.26		July 2022 - November 2022	—	DSU4.2	$(3.7)
(i)The Company has designated zero cost collar option contracts as cash flow hedges for its highly probable forecasted BRL and CLP expenditure requirements. The Company has elected to only designate the change in the intrinsic value of options in the hedging relationships. The change in fair value of the time value component of options is recorded in OCI as a cost of hedging. The BRL cash flow hedges are expected to cover approximately 31%, 31% and 30% of the BRL denominated forecasted costs for the remainder of 2022, and 2023 and 2024, respectively. The CLP cash flow hedges are expected to cover approximately 40%, 30% and 35% of the CLP denominated forecasted costs for the remainder of 2022, and 2023 and 2024, respectively.
(ii)In January 2021, the Company entered into forward contracts totalling BRL 288.0 million (approximately US$54.3 million at the time) split evenly from July 2021 to December 2022. During the first quarter of 2022, the Company entered into forward contracts totalling BRL 90.0 million (approximately US$18.6 million at the time) split evenly from April 2022 to December 2022. These forward contracts are expected to cover approximately 50% of the BRL denominated forecasted costs for the remainder of 2022.
(iii)In August 2021, the Company entered into forward contracts totalling CLP62.4 billion (approximately US$79.1 million at the time) split evenly from January to December 2022. During the first quarter of 2022, the Company entered into forward contracts totalling CLP4.7 billion (approximately US$6.0 million at the time) split evenly from April to December 2022. These forward contracts are expected to cover approximately 40% of the CLP denominated forecasted costs for the remainder of 2022.
(iv)During the first quarter of 2022, the Company entered into forward contracts totalling BRL 300.0 million (approximately US$61.4 million at the time) split evenly from January to December 2023, and BRL 276.0 million (approximately US$56.5 million at the time) split evenly from January to December 2024. These forward contracts are expected to cover approximately 43% and 38% of the BRL denominated forecasted costs for 2023 and 2024, respectively.
(v)During the first quarter of 2022, the Company entered into forward contracts totalling CLP 68.1 billion (approximately US$85.9 million at the time) split evenly from January to December 2023, and CLP 60.0 billion (approximately US$75.9 million at the time) split evenly from January to December 2024. These forward contracts are expected to cover approximately 39% and 35% of the BRL denominated forecasted costs for 2023 and 2024, respectively.
(vi)During the fourth quarter of 2020, the Company entered into a derivative contract to mitigate the volatility of its share price on DSU compensation, effectively locking in the exposure of the Company for 4.2 million DSUs (approximately 88% of outstanding DSUs at the time) at a value of C$7.26 per share.

13.    INVENTORIES

As at,	June 30, 2022	December 31, 2021
Product inventories	$29.2	$22.9
Work in process	10.2	13.0
Ore stockpiles	198.3	189.2
Materials and supplies	121.2	109.4
	$358.9	$334.5
Less: non-current ore stockpiles included in other non-current assets	(160.7)	(167.3)
	$198.2	$167.2

During the three and six months ended June 30, 2022, charges of $0.5 million and $1.1 million, respectively (2021: charges of $0.8 million and $1.1 million, respectively) were recorded within cost of sales excluding depletion, depreciation and amortization to reduce the carrying value of materials and supplies inventories to their net realizable value.

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14.    LONG-TERM DEBT AND CREDIT FACILITY

As at,	June 30, 2022	December 31, 2021
Senior Notes
$500 million notes issued August 2021
2.630% 10-year notes due August 2031	$495.3	$495.1
$300 million notes issued December 2017
4.625% 10-year notes due December 2027	281.0	280.8
	$776.3	$775.9
Revolving credit facility
Revolving credit facility (net of capitalized debt issuance costs)	(2.8)	(3.1)
Total Long-term debt(i)	$773.5	$772.8
(i)Balances are net of unamortized discounts and capitalized transaction costs of $9.3 million (December 31, 2021: $10.0 million).

Senior Notes

The Company's senior notes are unsecured and interest is payable semi-annually. Each series of senior notes is redeemable, in whole or in part, at the Company's option, at any time prior to maturity, subject to make-whole provisions. The senior notes are accreted to the face value over their respective terms.

The Company's next repayment on the senior notes is due December 2027.

Revolving Credit Facility

During the third quarter of 2021, the Company extended the term of the revolving credit facility ("the Facility") from July 2024 to August 2026, under existing terms and conditions. The maximum amount available under the Facility remains at $750.0 million. The Facility is unsecured and has an interest rate on drawn amounts of LIBOR plus an interest margin of between 1.20% and 2.25% depending on the Company's credit rating, and a commitment fee of between 0.24% and 0.45% depending on the Company's credit rating. The Facility is currently undrawn.

Covenants

The senior notes and revolving credit facility are subject to various financial and general covenants. The principal covenants are maximum net total debt (debt less cash) to tangible net worth of 0.75; and leverage ratio (net total debt/EBITDA) to be less than or equal to 3.5:1. The Company was in compliance with all covenants as at June 30, 2022.

15.    SHARE CAPITAL

Common Shares Issued and Outstanding

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There were no first preference shares issued or outstanding as at June 30, 2022 (December 31, 2021: nil).

	For the six months ended		For the year ended
	June 30, 2022		December 31, 2021
	Number of common shares		Number of common shares
Issued and outstanding - 961,039,283 common shares		Amount		Amount
(December 31, 2021 - 959,805,965 common shares):	(In thousands)	(In millions)	(In thousands)	(In millions)
Balance, beginning of period/year	959,806	$7,689.9	952,621	$7,648.9
Issued on vesting of restricted share units	1,181	4.4	1,353	4.5
Dividend reinvestment plan	52	0.2	147	0.7
Issued as consideration in Monarch acquisition	—	—	11,608	61.2
Issued as consideration in acquisition of exploration properties	—	—	706	3.1
Exercise of warrants	—	0.2	44	0.1
Acquisition of own shares, share cancellations and other adjustments(i)	—	—	(6,673)	(28.6)
Balance, end of period/year	961,039	$7,694.7	959,806	$7,689.9
(i)Under the Company's normal-course issuer bid ("NCIB"), the Company is able to purchase up to 48,321,676 of its common shares no later than August 3, 2022. During 2021, the Company purchased 6,672,628 of its common shares under the NCIB, which were subsequently cancelled.

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Dividends Paid and Declared

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
Dividends paid	$28.7	$25.4	$57.5	$50.4
Dividends declared in respect of the period	$28.8	$25.4	$57.7	$50.9
Dividend paid (per share)	$0.0300	$0.0263	$0.0300	$0.0525
Dividend declared in respect of the period (per share)	$0.0300	$0.0263	$0.0300	$0.0525

16.    SHARE-BASED PAYMENTS

The total expense relating to share-based payments includes accrued compensation expense related to plans granted in the current period, plans granted in the prior period and adjustments to compensation associated with mark-to-market adjustments on cash-settled plans, as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
Expense related to equity-settled compensation plans	$1.4	$1.3	$2.9	$2.4
Expense related to cash-settled compensation plans	2.1	(0.1)	7.9	(4.4)
Total expense recognized as compensation expense	$3.5	$1.2	$10.8	$(2.0)

As at,	June 30, 2022	December 31, 2021
Total carrying amount of liabilities for cash-settled arrangements	$34.8	$25.1
The following table summarizes the equity instruments outstanding related to share-based payments.

As at, (In thousands)	June 30, 2022	December 31, 2021
Share options outstanding(i)(ii)	—	256
Restricted share units ("RSU")(iii)	2,429	2,210
Deferred share units ("DSU")(iv)(v)	5,248	5,061
Performance share units ("PSU")(vi)	3,322	2,020
(i)The aggregate maximum number of common shares that may be reserved for issuance under the Company's Share Incentive Plan is 24.9 million (December 31, 2021: 24.9 million).
(ii)As at December 31, 2021 there were 256,348 share options with a weighted exercise price of C$5.30 outstanding and exercisable. All share options expired during the first quarter of 2022.
(iii)During the six months ended June 30, 2022, the Company granted 1,411,326 RSUs with a weighted average grant date fair value of C$5.22 per RSU; 11,692 RSUs were cancelled; and a total of 1,180,865 RSUs vested and the Company credited $4.4 million (2021: $4.5 million) to share capital in respect of RSUs that vested during the six months.
(iv)During the six months ended June 30, 2022, the Company granted 187,384 DSUs and recorded an expense of $0.9 million (2021: $0.7 million).
(v)During the fourth quarter of 2020, the Company entered into a derivative contract to mitigate the volatility of share price on DSU compensation, effectively locking in the exposure of the Company for 4.2 million DSUs (approximately 88% of outstanding DSUs at the time) at a value of C$7.26 per share. For the six months ended June 30, 2022, the Company recorded a mark-to-market loss on DSUs of $2.7 million and a mark-to-market gain on the DSU hedge of $2.3 million.
(vi)During the six months ended June 30, 2022, 1,301,724 PSUs were granted. The new PSU plan has an expiry date of December 9, 2024 and a fair value of C$9.05 per unit.

17.    CAPITAL MANAGEMENT

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions, to ensure the externally imposed capital requirements relating to its long-term debt are being met, and to provide returns to its shareholders. The Company defines capital that it manages as net worth, which is comprised of total shareholders’ equity and debt obligations (net of cash and cash equivalents). Refer to Notes 15 and 14, respectively, for a quantitative summary of these items.

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets. The Company has not made any changes to its policies and processes for managing capital during the current reporting period.

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18.    COMMITMENTS AND CONTINGENCIES

In addition to entering into various operational commitments in the normal course of business, the Company had commitments of approximately $44.6 million at June 30, 2022 (December 31, 2021: $34.5 million) for construction activities at its sites and projects.

19.    PROPOSED ACQUISITION OF YAMANA BY GOLD FIELDS

On May 31, 2022, Gold Fields Limited (JSE, NYSE: GFI) (“Gold Fields”) and Yamana announced that they had entered into a definitive agreement (the “Arrangement Agreement”), under which Gold Fields will acquire all of the outstanding common shares of Yamana (“Yamana Shares”) pursuant to a plan of arrangement under the Canada Business Corporation Act (the “Transaction”).

Under the terms of the Transaction, among other things, all of the outstanding Yamana Shares will be exchanged at a ratio of 0.6 of an ordinary share of Gold Fields (each whole share, a “Gold Fields Share”) or 0.6 of a Gold Fields American depositary share (each whole American depositary share, a “Gold Fields ADS”) for each Yamana Share.

Upon closing of the Transaction, it is anticipated that Gold Fields shareholders and Yamana shareholders will own approximately 61% and 39% of the combined group, respectively.

The Transaction will require the approval of at least 66 2/3% of the votes cast by Yamana shareholders voting in person or represented by proxy at a special meeting of Yamana shareholders to be called for that purpose. The issuance of Gold Fields Shares and Gold Fields ADSs under the Transaction is also subject to the approval of at least 75% of the voting rights exercised on such resolution by Gold Fields shareholders at a special meeting of Gold Fields shareholders called to approve the Transaction. A Management Information Circular related to the Transaction is expected to be filed by each of Yamana and Gold Fields, respectively, during the third quarter, in advance of each of the special meetings of shareholders.

The Transaction is subject to closing conditions customary in transactions of this nature, including, without limitation, shareholder and various regulatory approvals. Subject to the satisfaction or waiver, as applicable, of all conditions, the Transaction is expected to close early in the fourth quarter.

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